Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 25, 2015

Newswire call

Conference chair person Charles David, SVP Communications Delhaize

Thank you ladies and gentlemen for joining the Ahold and Delhaize merger announcement short newswire update today.

On the call today are:

•	Dick Boer and Mr. Frans Muller, the CEO’s of Ahold and Delhaize.
On today’s call there will be a short introduction followed by a Q&A session. In addition to the press release issued this morning, there is an announcement website at www.adcombined.com where you will find a number of supporting materials.

Before we get into the Q&A may I please ask your questions in English.

With that, I’ll turn the call over to Dick Boer, and Frans Muller, beginning with Mr. Boer.

[Dick Boer]

Thank you very much Charles, and thank you very much also for joining this call this morning. We know many of you have been on top of this story already - and not just because you shop with us - and we are happy that today we can share the details with you.

Frans and I are delighted to announce that Ahold and Delhaize have entered into a definitive agreement to merge, making this a very important day in the long and distinguished history of both companies dating back well over 125 years.

Our companies share a great heritage of family entrepreneurship and values; Ahold traces its roots back to 1887 when Albert Heijn opened a small grocery store in the Dutch town of Oostzaan, and Delhaize was founded even earlier, in 1867 in Charleroi, Belgium by the Delhaize brothers. Today they have grown into truly global businesses offering multiple formats allowing customers to shop where, when and how they want, both in our stores and online – while always staying true to their heritage. I personally know this to be true for Ahold’s banners. But I have also clearly seen it at Delhaize, for instance last week I visited a store in Antwerp, Belgium to take a step back from our extensive talks and look at what it’s all about, which is our shared drive to serve the customer in the best way we can.

The combination we are announcing today will create a stronger, larger and more innovative company, with a base of more than 6,500 stores operating under our strong, trusted local brands. The combined company will have more than 375,000 associates serving more than 50 million customers every week in Europe and the United States.

I look forward to this new chapter in our history, and to work closely together with Frans, who will be Chief Integration Officer and deputy CEO, on combining our operations. And of course with the hundreds of thousands of people working with us on this journey. Frans will now talk you through the strategic rationale and benefits for all of our stakeholders in a bit more detail.

Over to you.

[Frans Muller]

Thank you very much Dick.

Dick and I could not be more proud to announce today the proposed merger of Ahold and Delhaize into an even stronger, leading international food retailer. The combined company will benefit from an enhanced scale, market leading retail offerings and a strong financial profile. With this we will be able to fund innovation and investment in future growth, while offering attractive returns to shareholders.

Under the terms of the agreement, each Delhaize shareholder will receive 4.75 Ahold shares for each ordinary Delhaize share which we feel is a fair recognition of both companies. Ahold will terminate its ongoing share buyback program and this will result in 1 billion euros being returned to Ahold shareholders via a capital return and reverse stock split prior to the expected completion of the merger which is expected in mid of 2016, subject to regulatory approvals.

This is an incredibly exciting time for both Ahold and Delhaize and we are confident that this merger will deliver a compelling value proposition for shareholders, a superior offering for our customers and attractive opportunities for our associates.

We believe that, together, both companies can look forward to a stronger future by delivering on a shared vision, which we look forward to driving and leading on behalf of all stakeholders.

Thank you very much for listening and Dick and I are now very happy to take your questions.

Important Information for Investors and Shareholders
The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.
Forward Looking Statements
This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.